[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

November 4, 2013

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Waterstone Financial, Inc.
Registration Statement on Form S-1 (Registration Number 333-189160)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Waterstone Financial, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m. on November 6, 2013, or as soon thereafter as may be practicable.

Very Truly Yours,

Sandler O’Neill & Partners, L.P.
By:	Sandler O’Neill & Partners, Corp.,
the sole general partner

/s/ Jennifer Docherty

An Officer of the Corporation